UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 15 April 2014

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Market release: Telecom extends and reduces standby facility

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 15 April 2014	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

Market Release

15 April 2014

Telecom extends and reduces standby facility

Telecom has today announced that it has reduced its NZ$400 million committed standby revolving credit facility (“Standby”) to NZ$300 million. Also, the Standby has been extended a further year, to mature on 14 April 2017.

The facility is provided through participation from Australasian and global banks.

“The agreement of this facility helps to ensure Telecom has sufficient liquidity to meet its business needs over the next three years,” said Jolie Hodson, Telecom CFO.

“Telecom remains committed to an A band credit rating.”

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For media queries, please contact: Richard Llewellyn Head of Corporate Communications +64 (0) 27 523 2362

For investor relations queries, please contact:

Mark Laing

General Manager Corporate Finance +64 (0) 27 227 5890